BOMBARDIER

PRESS RELEASE

BOMBARDIER ANNOUNCES STRONG FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED APRIL 30, 2008

PIERRE BEAUDOIN BECOMES PRESIDENT AND CEO

(All amounts in this press release are in U.S. dollars unless otherwise indicated.)

- **Consolidated revenues of $4.8 billion, compared to $4 billion last fiscal year**
- **EBITDA of $461 million, compared to $314 million last fiscal year**
- **EBIT of $321 million, compared to $183 million last fiscal year**
- **Net income of $226 million, or $0.12 earnings per share, compared to $79 million, or $0.04 earnings per share last fiscal year**
- **Free cash flow of $560 million, compared to a usage of $154 million last fiscal year**
- **Strong cash position at $4.3 billion**
- **Backlog of $55.5 billion**
- **Reinstatement of a quarterly dividend of $0.025 Cdn per common share**

Montréal, June 4, 2008 – Bombardier today released strong financial results for the first quarter ended April 30, 2008. Revenues increased by 21% to reach $4.8 billion. Earnings before financing income, financing expense and income taxes (EBIT) totalled $321 million, compared to $183 million last fiscal year ($252 million last fiscal year before an excess-over-average production cost (EOAPC) charge of $69 million). EBIT margin at 6.7% compares to last year's 4.6%, or 6.4% before EOAPC.

Net income reached $226 million, an improvement of $147 million compared to the same period last year. Diluted earnings per share (EPS) increased to $0.12, compared to $0.04 last fiscal year. The overall backlog climbed to $55.5 billion, compared to $53.6 billion as at January 31, 2008.

Free cash flow (cash flows from operating activities less net additions to property, plant and equipment) improved by $714 million to reach $560 million. The cash position stands strong at $4.3 billion as at April 30, 2008 compared to $3.6 billion on January 31, 2008.

"Our first quarter results have shown marked improvement in all areas. The delivery on our large order intake of the past few years is fuelling the increase in revenues, and this, together with our rigorous discipline in reducing costs, has translated into a strong $0.12 earnings per share compared to $0.04 last year. Combined with our continued focus on cash generation, we

have a solid foundation upon which to build for the coming year. Therefore, we are pleased to announce the reinstatement of a $0.025 quarterly dividend per common share," said Laurent Beaudoin, Chairman of the Board and Chief Executive Officer, Bombardier Inc.

"At Bombardier Aerospace, both business and commercial aircraft enjoyed good demand as demonstrated by the level of net orders and deliveries. Bombardier Transportation received a steady flow of new orders for a book-to-bill ratio of 1, which is strong in a context of a 41% increase in revenues. With an overall backlog of $55.5 billion, both groups are well positioned to deliver continued profitable growth," added Mr. Beaudoin.

As previously announced on November 28, 2007, Pierre Beaudoin assumes today the position of President and Chief Executive Officer of Bombardier Inc. Laurent Beaudoin remains as Chairman of the Board.

Bombardier Aerospace

At Bombardier Aerospace, revenues increased by 5% totalling $2.4 billion, while EBIT improved by $94 million to reach $206 million. This translates into an EBIT margin of 8.7% for the first quarter ended April 30, 2008. Free cash flow improved by $224 million totalling $290 million. Bombardier Aerospace posted a 6% increase in its backlog, which reached another record level at $24.1 billion.

In the business aircraft market, the latest General Aviation Manufacturers Association (GAMA) report confirms that Bombardier Aerospace continues to be the industry leader in terms of revenues. The group recorded 58 deliveries and 60 net orders for the quarter. Subsequent to the first quarter, Bombardier Aerospace received a significant order from VistaJet of Switzerland for 35 business jets with options for 25 additional aircraft, bringing the total value, including options, to approximately $1.2 billion. The order intake of the past months is another illustration of the strength of our state-of-the art business jet product offering.

The book-to-bill ratio for commercial aircraft orders came in strong at 2.1 for the quarter, including an order from Scandinavian Airlines Systems (SAS) and its affiliates for 27 regional jets and turboprops. Deliveries remained stable across all our product offering. As a further reflection of the unabated popularity of our regional jet family of aircraft, the *CRJ* Series attained a major milestone with the delivery of the 1500th aircraft during the quarter.

Bombardier Transportation

Bombardier Transportation revenues rose to $2.4 billion, an increase of $702 million over the same period last fiscal year. EBIT reached $115 million, compared to $71 million for last fiscal year for an EBIT margin of 4.8% versus 4.2%. Meanwhile, free cash flow generation improved by $426 million to reach $258 million. The order backlog stood at $31.4 billion as at April 30, 2008.

Bombardier Transportation reported new orders worth $2.4 billion, leading to a book-to-bill ratio of 1. Orders came from various regions of the world including Europe, North America as well as India. The Brussels transport company (STIB) ordered *FLEXITY* Outlook trams valued at $285 million, while the New Jersey Transit Corporation (NJ Transit) awarded a contract for 27 locomotives worth $229 million. The Delhi Metro Rail Corporation ordered 84 additional *MOVIA* metro cars, for a value of $137 million, bringing its total order to 424 metro cars.

To continue its development in the very high speed train segment, Bombardier Transportation signed an agreement with AnsaldoBreda, a subsidiary of Finmeccanica. Subsequent to the quarter, Bombardier signed an agreement with Transmashholding, the leading Russian train manufacturer, to establish a third joint venture, which will develop a new family and a new generation of locomotives. These locomotives will be primarily destined for the Russian and other Commonwealth of Independent States (CIS) markets. The agreement secures Bombardier Transportation's position in this strategic market and highlights its intention to expand long-term partnerships within the Russian industry.

Financial highlights

(unaudited, in millions of U.S. dollars, except per share amounts, which are shown in dollars)

												First quarter ended April 30
						2008						2007
		BA		**BT**		**Total**		BA		BT		Total
Revenues	**$**	**2,380**	**$**	**2,409**	**$**	**4,789**	$	2,260	$	1,707	$	3,967
EBITDA	**$**	**311**	**$**	**150**	**$**	**461**	$	216	$	98	$	314
Amortization		**105**		**35**		**140**		104		27		131
EBIT	**$**	**206**	**$**	**115**		**321**	$	112	$	71		183
Financing income						**(72)**						(51)
Financing expense						**93**						120
EBT						**300**						114
Income taxes						**74**						35
Net income					**$**	**226**					$	79
Earnings per share:												
Basic					**$**	**0.13**					$	0.04
Diluted					**$**	**0.12**					$	0.04
Segmented free cash flow	**$**	**290**	**$**	**258**	**$**	**548**	$	66	$	(168)	$	(102)
Income taxes and net financing expense						**12**						(52)
Free cash flow					**$**	**560**					$	(154)

BA: Aerospace; BT: Transportation

FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED APRIL 30, 2008

ANALYSIS OF RESULTS

Consolidated results

Consolidated revenues totalled $4.8 billion for the first quarter ended April 30, 2008, compared to $4 billion for the same period last year.

For the first quarter ended April 30, 2008, EBIT reached $321 million, or 6.7% of revenues, compared to $183 million, or 4.6%, for the same period the previous year.

Net financing expense amounted to $21 million for the first quarter of fiscal year 2009, compared to $69 million for the corresponding period last year. The $48-million decrease is mainly due to higher interest income on cash and cash equivalents, lower interest expense on long-term debt and a net gain on financial instruments; partially offset by lower financing income on loans and lease receivables.

The effective income tax rate was 24.7% for the first quarter of fiscal year 2009, compared to the statutory income tax rate of 31.5% (30.7% and 32.8% respectively, for the same period last fiscal year). The lower effective tax rates are mainly due to the net change in the recognition of tax benefits related to operating losses and temporary differences and to the lower effective income tax rates of foreign investees, partially offset by permanent differences.

As a result, net income amounted to $226 million, or $0.12 diluted EPS, for the first quarter of fiscal year 2009, compared to $79 million, or $0.04 diluted EPS, for the same period the previous year.

For the three-month period ended April 30, 2008, free cash flow totalled $560 million, compared to a usage of $154 million for the corresponding period the previous year.

As at April 30, 2008, Bombardier's order backlog stood at $ 55.5 billion, compared to $53.6 billion as at January 31, 2008.

Bombardier Aerospace

- **Revenues of $2.4 billion**
- **EBITDA of $311 million, or 13.1% of revenues**
- **EBIT of $206 million, or 8.7% of revenues**
- **Free cash flow of $290 million**
- **Order backlog of $24.1 billion**

Bombardier Aerospace's revenues amounted to $2.4 billion for the three-month period ended April 30, 2008, compared to $2.3 billion for the same period the previous year. The $120-million increase is mainly due to a 9%-increase in manufacturing revenues reflecting increased deliveries and an 18%-increase of service revenues; partially offset by a lower level of revenues from the sale of pre-owned aircraft.

For the first quarter ended April 30, 2008, EBIT reached $206 million, or 8.7% of revenues, compared to $112 million, or 5% for the same period the previous year ($181 million, or 8% before an EOAPC charge, as a result of a change in accounting policy for aerospace programs from the average cost method to the unit cost method, in accordance with new Accounting Standards Board (AcSB) rules adopted by Bombardier, effective February 1, 2008). The 3.7 percentage-point increase is mainly due to an EOAPC charge of nil for the three-month period ended April 30, 2008, compared to a net charge of $69 million for the same period last fiscal year as a result of the accounting change, and improved selling prices for both business and commercial aircraft; partially offset by the negative impact of the strengthening of the Canadian dollar versus the U.S. dollar as well as the higher cost of materials due to price escalations.

Free cash flow totalled $290 million for the first quarter ended April 30, 2008, compared to $66 million for the same period last fiscal year. The $224-million increase is mainly due to a positive period-over-period variation in net change in non-cash balances related to operations and higher profitability; partially offset by higher net additions to property, plant and equipment.

For the quarter ended April 30, 2008, aircraft deliveries totalled 87, compared to 78 for the same period the previous year. The 87 deliveries consisted of 58 business aircraft, 28 commercial aircraft and one amphibious aircraft (50 business and 28 commercial aircraft for the corresponding period last fiscal year).

Aerospace received 118 net orders during the quarter ended April 30, 2008, compared to 174 during the corresponding period the previous year. The 118 orders consisted of 60 business aircraft and 58 commercial aircraft (83 business and 91 commercial aircraft for the corresponding period last fiscal year). Major orders came from SAS Scandinavian Airlines and

three of its affiliates for 27 regional jets and turboprops for a value of approximately $883 million and from the Government of Iraq for ten *CRJ900 NextGen* aircraft valued at approximately $398 million.

Aerospace's firm order backlog reached $ 24.1 billion as at April 30, 2008, compared to $22.7 billion as at January 31, 2008. The 6% increase reflects a strong order intake in both commercial and business aircraft.

Bombardier Transportation

- **Revenues of $2.4 billion**
- **EBITDA of $150 million, or 6.2% of revenues**
- **EBIT of $115 million, or 4.8% of revenues**
- **Free cash flow of $258 million**
- **New order intake totalling $2.4 billion (book-to-bill ratio of 1)**
- **Order backlog of $31.4 billion**

Bombardier Transportation's revenues amounted to $2.4 billion for the three-month period ended April 30, 2008, compared to $1.7 billion for the same period last year. The $702-million improvement is mainly due to the Rolling stock division's increased activity in the regional train segment, mainly in France, Netherlands and Sweden, in the locomotive segment in Europe, and in the North American region. The increase also reflects a positive currency impact amounting to $209 million and the impact of a settlement of $189 million with Westinghouse Rail Systems Limited.

For the first quarter ended April 30, 2008, EBIT totalled $115 million, or 4.8% of revenues, compared to $71 million, or 4.2%, for the same quarter the previous year. The 0.6 percentage-point increase is mainly due to a better absorption of selling, general and administration, research and development as well as amortization expenses due to higher revenues, partially offset by contract mix and timing.

Free cash flow for the quarter ended April 30, 2008 was $258 million, compared to a usage of $168 million for the same period last fiscal year. The $426-million improvement is mainly due to a positive period-over-period variation in net change in non-cash balances related to operations and higher profitability.

The order intake for the first quarter ended April 30, 2008 was $2.4 billion compared to $3 billion for the same period last fiscal year, reflecting a book-to-bill ratio of 1 in the context of a 41% increase in revenues. Major orders came from STIB for 87 *FLEXITY* Outlook trams for a value of approximately $285 million and from NJ Transit of the United States for 27 ALP-46A electric locomotives valued at approximately $229 million.

Bombardier Transportation's backlog stands at $31.4 billion as at April 30, 2008, compared to $30.9 billion as at January 31, 2008. The increase is mainly due to the strengthening of the euro compared to the U.S. dollar.

DIVIDENDS ON COMMON SHARES

Class A and Class B Shares

A quarterly dividend of $0.025 Cdn per share on Class A Shares (Multiple Voting) and of $0.025 Cdn per share on Class B Shares (Subordinate Voting) is payable on July 31, 2008 to the shareholders of record at the close of business on July 18, 2008.

Holders of Class B Shares (Subordinate Voting) of record at the close of business on July 18, 2008 also have a right to a priority dividend at the rate of $0.0015625 Cdn per share per year, payable in quarterly instalments of $0.000390625 Cdn. The first of four instalments of $0.000390625 Cdn per share will be paid on July 31, 2008.

It is the intention of Bombardier to pay a quarterly dividend on Class A Shares (Multiple Voting) and Class B Shares ((Subordinate Voting) as and when declared by the Board of Directors of Bombardier on a quarterly basis.

DIVIDENDS ON PREFERRED SHARES

Series 2 Preferred Shares

A monthly dividend of $0.10979 Cdn per share on Series 2 Preferred Shares has been paid on April 15, 2008 and of $0.10604 Cdn on May 15, 2008.

Series 3 Preferred Shares

A quarterly dividend of $0.32919 Cdn per share on Series 3 Preferred Shares is payable on July 31, 2008 to the shareholders of record at the close of business on July 18, 2008.

Series 4 Preferred Shares

A quarterly dividend of $0.390625 Cdn per share on Series 4 Preferred Shares is payable on July 31, 2008 to the shareholders of record at the close of business on July 18, 2008.

About Bombardier

A world-leading manufacturer of innovative transportation solutions, from commercial aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2008, were $17.5 billion, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes. News and information are available at www.bombardier.com

CRJ, CRJ900, FLEXITY, MOVIA and *NextGen* are trademarks of Bombardier Inc. or its subsidiaries.

For information
Isabelle Rondeau
Director, Communications
+514-861-9481
www.bombardier.com

Shirley Chénier
Senior Director, Investor Relations
+514-861-9481

The Management's Discussion and Analysis and the Consolidated Financial Statements are available at www.bombardier.com.

FORWARD-LOOKING STATEMENTS

This press release includes forward-looking statements. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "anticipate", "plan", "foresee", "believe" or "continue" or the negatives of these terms or variations of them or similar terminology. By their nature, forward-looking statements require Bombardier Inc. (the "Corporation") to make assumptions and are subject to important known and unknown risks and uncertainties, which may cause the Corporation's actual results in future periods to differ materially from forecasted results. While the Corporation considers its assumptions to be reasonable and appropriate based on current information available, there is a risk that they may not be accurate. For additional information with respect to the assumptions underlying the forward-looking statements made in this press release, please refer to the respective Management's Discussion and Analysis ("MD&A") sections of the Corporation's aerospace segment and the Corporation's transportation segment in the Corporation's annual report for fiscal year 2008.

Certain factors that could cause actual results to differ materially from those anticipated in the forward-looking statements include risks associated with general economic conditions, risks associated with the Corporation's business environment (such as the financial condition of the airline industry), operational risks (such as risks associated with doing business with partners, risks involved in developing new products and services, product performance warranty, casualty claim losses, risks from regulatory and legal proceedings, environmental risks, risks relating to the Corporation's dependence on certain customers and suppliers, human resource risks and risks resulting from fixed-term commitments), financing risks (such as risks resulting from reliance on government support, risks relating to financing support provided on behalf of certain customers, risks relating to liquidity and access to capital markets, risks relating to the terms of certain restrictive debt covenants) and market risks (including foreign currency fluctuations, changing interest rates and commodity pricing risk). For more details, see the Risks and Uncertainties section of the MD&A of the Corporation's annual report for fiscal year 2008. Readers are cautioned that the foregoing list of factors that may affect future growth, results and performance is not exhaustive and undue reliance should not be placed on forward-looking statements. The forward-looking statements set forth herein reflect the Corporation's expectations as at the date of this press release and are subject to change after such date. Unless otherwise required by applicable securities laws, the Corporation expressly disclaims any intention, and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CAUTION REGARDING NON-GAAP EARNINGS MEASURES

This press release is based on reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on EBITDA, EBIT before EOAPC charge and Free Cash Flow. These non-GAAP measures are directly derived from the Consolidated Financial Statements, but do not have a standardized meaning prescribed by GAAP; therefore, others using these terms may calculate them differently. Management believes that a significant number of the users of its MD&A analyze the Corporation's results based on these performance measures and this presentation is consistent with industry practice.

END